100 Summer Street

Floor 7

Mail Stop SUM 0703

Boston, MA 02111

January 26, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	IVA Fiduciary Trust (the “Registrant”)
(File Nos. 333-151800; 811-22211)
Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of Post-Effective Amendment No. 17 filed on February 8, 2017 with respect to the Registrant’s new Class T shares. Post-Effective Amendment No. 17 has not been declared effective by the U.S. Securities and Exchange Commission as of the date of this letter.

The Registrant has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing, the most recent of which was filed on January 12, 2018 as Post-Effective Amendment 29 and scheduled to become effective on February 11, 2018.

Subsequent to filing Post-Effective Amendment No. 17, the Registrant decided not to go forward with the offering of the Class T shares. No securities were sold in connection with the offering.

Please direct any comments or questions concerning this filing to the undersigned at (617) 662-1504.

Very truly yours,

/s/ Brian Link

Brian Link

Vice President and Managing Counsel

State Street Bank and Trust Company

Cc:	Shanda Scibilia, Chief Compliance Officer
Michael Caccese, K&L Gates